Münchener Rück
Munich Re Group

RECEIVED

2008 JAN 14 A 8:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporat[redacted]
Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA

08000142

SUPPL

Central Division Group Legal
Queries to Mr. Dr. Kaum

Tel.: +49 (89) 3891-4117
Fax: +49 (89) 3891-74117

Date: 2 January 20088
E-mail: MKaum@munichre.com

Dear Ms. Cascio,

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934
Registration No. 82 - 34975

Enclosed you will find copies of our press releases about

- Munich Re's Investor Day, ERGO's targets for 2012 dated 13 December 2007
- the acquirement of Sterling Life Insurance Company dated 17 December 2007
- Natural catastrophe figures for 2007 dated 27 December 2007

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft
Group Legal 1.2

PROCESSED
JAN 22 2008
THOMSON
FINANCIAL

1/14

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107, 80802 München
Sitz der Gesellschaft: München
Amtsgericht München, HRB 42039

Letters: 80791 München
Tel.: +49 (89) 3891-0
Fax: +49 (89) 3990-56
E-mail: info@munichre.com
http://www.munichre.com

Vorsitzender des Aufsichtsrats: Dr. Hans-Jürgen Schinzler
Vorstand: Dr. Nikolaus von Bomhard, Vorsitzender;
Dr. Ludger Arnoldussen, Dr. Thomas Blunck,
Georg Daschner, Dr. Torsten Jeworrek, Dr. Peter Röder,
Dr. Jörg Schneider, Dr. Wolfgang Strassl

Ind.Ref.MUC100053253S

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

Münchener Rück
Munich Re Group

Person to contact:
Dr. jur. Christian Lawrence
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-54 00
E-mail: clawrence@munichre.com
http://www.munichre.com

for the press

13.12.2007

13 December 2007

Press release

Munich Re Investors' Day focuses on the Group's primary insurance business / Munich Re demonstrates success of integrated business model with primary insurance and reinsurance / ERGO Insurance Group to contribute significantly to achieving the financial objectives of the Munich Re Group's Changing Gear programme / ERGO with ambitious targets for 2012: normalised profit of over €900m and sustainable RoE of 12–15% with a premium volume of over €23bn / Optimised capital structure: ERGO plans payment of €1.0bn dividend and financing through hybrid capital

At its Investors' Day in London, Munich Re presented the capital markets with its strategy for the primary insurance business it combines in ERGO. Dr. Nikolaus von Bomhard, Munich Re CEO: "With ERGO, the Munich Re Group can cover the entire value chain in the global risk market. In the process, we leverage value and cost synergies, and also reduce the risk-based capital required in the Group through improved diversification. And lastly, ERGO's business is not subject to the reinsurance market cycle and so provides result stability. ERGO is consequently an integral part of the Munich Re Group and will contribute significantly to achieving the financial objectives of our Changing Gear programme."

Chairman designate of ERGO's Board of Management, Dr. Torsten Oletzky, aims to firmly establish ERGO in the top class of European primary insurers within the next five years. By 2012, ERGO is to be one of the leading companies in the European market in terms of customer satisfaction, profitability and integration experience. Oletzky, moreover, is committed to delivering ERGO's share of the Munich Re Group's earnings per share growth target of over 10% p.a. on average up to 2010.

By the year 2012, ERGO is to post a normalised profit of more than €900m – an increase of around 90% on 2006 – and attain a sustainable RoE of between 12 and 15%. (The normalised targets do not include any positive one-off effects and assume a sustained return on

investments of 4.5% p.a.) Within the same period, premiums in primary insurance are to grow to over €23bn, compared with €16.1bn in 2006. This figure does not include profit and premiums from international health business.

Oletzky is positive about the starting point for his ambitious programme in the ERGO Group: "Our results are excellent; we want to ensure they stay at this high level in a less favourable environment – that is, without the benefit of one-off positive effects from tax or investments. We are recording profitable growth in international business, and are looking to achieve such growth in the German market as well. At the same time, we would like to expand the share of international business."

Oletzky intends to strengthen the sales organisation, to realign ERGO's strategy in the life insurance market, and to encourage an entrepreneurial mindset among staff, with the aim of becoming faster and more innovative. The full implementation of value- and risk-based management will provide the foundations for achieving these goals. ERGO is to continue with its efforts to improve competitiveness through cost reductions in all segments on an ongoing basis. To optimise the capital structure, as previously announced, the ERGO Board of Management will propose to the Supervisory Board that a dividend of €1.0bn be paid in 2008. This measure is to be financed to the necessary extent by taking up hybrid capital, the exact amount of which has yet to be decided.

Note for editorial departments:
In case of enquiries, please contact Dr. Christian Lawrence on +49 (89) 38 91-54 00 or Johanna Weber on +49 (89) 38 91-26 95.

Munich/London, 13 December 2007

Münchener Rückversicherungs-Gesellschaft
signed Dr. von Bomhard   signed Dr. Lawrence

for the press

Person to contact:
Dr. jur. Christian Lawrence
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-54 00
E-mail: clawrence@munichre.com
http://www.munichre.com

17.12.2007

17 December 2007

Press release

Munich Re concludes agreement to acquire US healthcare insurer Sterling Life Insurance Company / Important step in the development of the Group's business segment International Health / Dr. Wolfgang Strassl, member of the Board of Munich Re for Life and HealthCare: "Sterling is a target we have chosen carefully, and it perfectly contributes to the strategy we implemented in early 2006. It also further strengthens our capabilities as a global provider of integrated healthcare management."

Munich Re has concluded an agreement with Aon Corporation to acquire 100% of Sterling Life Insurance Company, Bellingham, Washington, via subsidiary Munich-American Holding Corporation. The purchase price of US$ 352m (€243m) will be paid out through Munich Re's own funds. The transaction is expected to be completed in the first quarter of 2008, subject to required regulatory approvals and customary closing conditions. With this acquisition, Munich Re remains fully committed to its existing capital management programme.

Sterling Life Insurance Company ("Sterling"), with an estimated total revenue of US$ 805m in 2007 and 155,000 members, is a leading provider of healthcare benefits to the senior (65+) and mature (50+) US citizens, with a strong presence in the growing Medicare Advantage market. Its product portfolio also includes Medicare supplement and complementary products for seniors. The senior market is the fastest-growing segment of the US healthcare industry.

"Sterling gives us an important platform with an excellent reputation to gain access to the fast-growing senior markets in the US, and to leverage our existing business", said **Peter Choueiri**, member of the International Health Board of Munich Re. "Sterling fits perfectly and is another step in the disciplined execution of our US strategy." **Bob Trainer**, President of Munich Re America HealthCare, added: "Sterling has an experienced team with a proven track record in the Medicare market. The company has a very attractive book of business, which further diversifies our existing health portfolio."

"This combination will allow Sterling members to benefit from the wide range of capabilities

within Munich Re and creates more opportunities to develop the Sterling brand", said **Debbie Ahl**, Sterling Life Insurance Company President and CEO. "The acquisition of Sterling by Munich Re will allow us to expand our business."

*Medicare Advantage plans are private health plans which compete for the seniors' business by providing better coverage at affordable prices. They were established with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003.

Sterling Life Insurance Company, based in Bellingham, WA, has an A. M. Best A- (Excellent) rating and is dedicated to providing a variety of affordable healthcare solutions to Medicare beneficiaries. They currently have 41 offices across the United States and are licensed in 49 states and the District of Columbia. For more information about Sterling Life Insurance Company, please visit www.sterlingplans.com.

The **Munich Re Group** operates worldwide, turning risk into value. In the financial year 2006, it achieved a profit of €3,519m, the highest since the company was founded in 1880, on premium income of approximately €37bn. The Group operates in all lines of business, with around 37,000 employees at over 50 locations throughout the world and is characterised by particularly pronounced diversification, client focus and earnings stability. With premium income of around €22bn from reinsurance alone, it is one of the world's leading reinsurers. Its primary insurance operations are mainly concentrated in the ERGO Insurance Group. With premium income of almost €17bn, ERGO is one of the largest insurance groups in Europe and Germany. It is the market leader in Europe in health and legal expenses insurance, and 33 million clients in 25 countries place their trust in the services and security it provides. The global investments of the Munich Re Group amounting to €177bn are managed by MEAG, which also makes its competence available to private and institutional investors outside the Group. For more information about the Munich Re Group, please visit www.munichre.com.

Munich Re America HealthCare, one of the leading providers of healthcare risk management solutions in the U.S., is a division of Munich Reinsurance America, Inc., a member of the Munich Re Group. For more information about Munich Re America HealthCare, please visit www.mrahc.com.

Disclaimer
This press release contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Dr. Christian Lawrence on +49 (89) 38 91-54 00 or Regine Kaiser on +49 (89) 38 91-27 70.

Munich, 17 December 2007

Münchener Rückversicherungs-Gesellschaft
signed Dr. Strassl signed Dr. Lawrence

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

Münchener Rück
Munich Re Group

for the press

Person to contact:
Dr. jur. Christian Lawrence
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-54 00
E-mail: clawrence@munichre.com
http://www.munichre.com

27.12.2007

27 December 2007

Press release

Natural catastrophe figures for 2007: Higher losses despite absence of megacatastrophes, very many loss events / Overall economic losses of US$ 75bn / Board member Dr. Torsten Jeworrek: Loss figures in line with the rising trend in natural catastrophes, Munich Re is prepared

The insurance industry had to cope with far higher natural catastrophe losses in 2007 than in 2006, with its unusually low loss figures. Despite the general absence of extreme events, overall economic losses had reached US$ 75bn by the end of December – an increase of 50% on 2006 (US$ 50bn). However, the loss figures were well short of 2005's record US$ 220bn. At just under US$ 30bn, insured losses were almost double those of 2006 (US$ 15bn). The number of natural catastrophes recorded in 2007 was 950 (compared with 850 in 2006), the highest figure since 1974, when Munich Re began keeping systematic records in its NatCatService database.

Board member Dr. Torsten Jeworrek: "The figures confirm our expectations and endorse our insistence that risks be consistently written at adequate prices, despite years with comparatively low losses as in 2006. The trend in respect of weather extremes shows that climate change is already taking effect and that more such extremes are to be expected in the future. We should not be misled by the absence of megacatastrophes in 2007."

The worst human catastrophes of 2007 occurred, as so often the case, in developing and emerging countries. Storms, floods and landslides in various parts of Asia caused more than 11,000 deaths, around 3,300 attributable to Cyclone Sidr alone, which struck Bangladesh in November.

The most severe events in terms of insured losses occurred in Europe. The insurance industry's costliest natural catastrophe was Winter Storm Kyrill, the climax of an above-average winter storm season, which developed on 17 January from a low-pressure system over the mid-Atlantic. With wind speeds far exceeding 100 km/h – and peak gusts of over 200 km/h – it wrought havoc across Europe as far as Poland, the Czech Republic and Austria on 18 and 19 January.

Kyrill caused overall economic losses of some US$ 10bn, with insured losses of around US$ 5.8bn. It was the second most expensive such event in Europe after Winter Storm Lothar (December 1999), which had higher wind speeds but at the same time involved a much more limited geographical area. A noticeable feature of Kyrill was that widespread areas of Europe experienced sustained high wind speeds.

Among the countries worst hit was Germany, with more than half the insured losses. Over 1.5 million individual losses were reported – many relatively small in scale, such as roof damage. The east of Germany suffered particularly heavy losses in the area where hailstorms and tornadoes formed along the cold front associated with the storm.

The insurance industry faced an even greater aggregate loss – albeit from consecutive events – as a result of two floods in England during the summer. From June to August, precipitation levels in England and Wales were the highest since records began in 1914. Central and northeast England experienced twice the normal rainfall. Losses from the events in June were comparable to those sustained three weeks later in July, some counties being affected on both occasions. Overall economic losses were around US$ 4bn for each event, of which US$ 3bn were insured in each case.

Prof. Peter Höppe, Head of Munich Re's Geo Risks Research Department: "These events cannot, of course, be attributed solely to climate change, but they are in line with the pattern that we can expect in the long term: severe storms, more heavy rainfall and a greater tendency towards flooding, including in Germany." In view of the steadily rising losses, Munich Re has, for some considerable time, been calling for firm action to address the causes of climate change and adapt to changes that cannot be avoided. Prof. Höppe noted that "the Bali Roadmap, which launched negotiations to find a successor to the Kyoto Protocol by 2009 and also indirectly established the corresponding parameter data, is a welcome and positive step".

The year 2007 also numbers among the warmest years since routine measurements began. According to data published by the Hadley Centre in the UK for the period up to December, 2007 was the seventh warmest year on record worldwide and the second warmest in the northern hemisphere. This means that the 11 warmest years worldwide have been recorded during the last 13 years.

Losses due to the North Atlantic hurricane season were relatively low, although the general situation had initially indicated the likelihood of a more severe course of events. Despite 15 named storms in all, in keeping with the average for the current warm phase that goes back to 1995, the number of hurricane-force storms (five) was below the average (eight). This is due to lower-than-expected water surface temperatures in the tropical Atlantic and the counteracting effects of air-current conditions in the upper layers of the atmosphere.

The relatively low losses can be explained by the tracks of the hurricanes, no major hurricanes reaching the US mainland, as in 2006. The most severe, Hurricane Dean, made landfall as a Category 5 hurricane (the highest category) on Mexico's Yucatan peninsula. With wind speeds of up to 270 km/h, it was comparable to Hurricanes Rita and Wilma in 2005. Dean caused severe damage in Yucatan and on the islands of the Caribbean, although the main tourist areas were not as seriously affected.

Torsten Jeworrek: "All the facts indicate that losses caused by weather-related natural catastrophes will continue to rise. As a leading reinsurer, we are ready to deal with this. Ultimately, however, it is society as a whole which bears the cost – in the form of higher insurance premiums or infrastructure repairs financed by taxes. That is why speedy international action is needed. In addition, climate protection can bring huge economic opportunities, thanks to new technologies and increased energy efficiency. This will primarily benefit companies that are swift to act. As we have proved by years of research and new

insurance products for renewable energy plants, for instance, we are determined to be among them."

In terms of overall economic losses, the most expensive event was the earthquake that struck the Niigata prefecture in Japan on 16 July. Insured losses from the medium-strength (magnitude 6.6) quake were not significant, but economic losses were in the order of US$ 12.5bn. The heavy losses show the economy's susceptibility when natural catastrophes strike. The world's largest nuclear power plant, close to the city of Kashiwazaki, was damaged, small quantities of radioactive material escaping into the environment. The earthquake also affected a major automotive component supplier, resulting in a production shortfall of 120,000 vehicles for car manufacturers.

Munich Re assigns natural catastrophes to one of six categories for assessment purposes. The annual list includes all events with more than ten fatalities and/or losses running into millions.

The **Munich Re Group** operates worldwide, turning risk into value. In the financial year 2006, it achieved a profit of €3,519m, the highest since the company was founded in 1880, on premium income of approximately €37bn. The Group operates in all lines of business, with around 37,000 employees at over 50 locations throughout the world and is characterised by particularly pronounced diversification, client focus and earnings stability. With premium income of around €22bn from reinsurance alone, it is one of the world's leading reinsurers. Its primary insurance operations are mainly concentrated in the ERGO Insurance Group. With premium income of almost €17bn, ERGO is one of the largest insurance groups in Europe and Germany. It is the market leader in Europe in health and legal expenses insurance, and 33 million clients in 25 countries place their trust in the services and security it provides. The global investments of the Munich Re Group amounting to €177bn are managed by MEAG, which also makes its competence available to private and institutional investors outside the Group.

Note for editorial departments:
In case of enquiries, please contact Dr. Christian Lawrence on +49 (89) 38 91-54 00 or Michael Able on +49 (89) 38 91-29 34.

Munich, 27 December 2007

Münchener Rückversicherungs-Gesellschaft
signed Dr. Jeworrek signed Dr. Lawrence

END